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                                                                      Exhibit 99


[AEGON GRAPHIC APPEARS HERE]                                              577653

                                                                   PRESS RELEASE

GERARD VAN DONGEN STEPS DOWN
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Gerard van Dongen (48), Senior Vice-President Group Communications of AEGON
N.V., has indicated that he wants to step down as of 1 January 2004.

After a sabbatical, Mr Van Dongen, who has worked with AEGON since 1 January 1992, will concentrate on consultancy in financial-economic and communication fields.

The Executive Board of AEGON regrets but respects his decision and wishes him every success in his future career.

Safe harbor
The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements.
These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company's products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company's insurance products; and (7) the company's failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

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The Hague,10 October 2003

Inquiries:
AEGON N.V.
Group Communications
+ 31 70 344 83 44

For background information please visit the company's web site at www.aegon.com
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